Filed pursuant to Rule 433

Registration No. 333-202420

March 6, 2017

HSBC Holdings plc

$2,500,000,000 3.262% Fixed Rate/Floating Rate Senior Unsecured Notes due 2023 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc

CIBC World Markets Corp.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc

Credit Suisse Securities (USA) LLC

Danske Markets Inc.

Erste Group Bank AG

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Société Générale

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

Structure:	Fixed Rate/Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A1 (negative) (Moody’s) / A (negative) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A1 (negative) (Moody’s) / A (negative) (S&P) / AA- (stable) (Fitch)

Pricing Date:	March 6, 2017

Settlement Date:	March 13, 2017 (T+5)

Maturity Date:	March 13, 2023

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$2,500,000,000

Fixed Rate Coupon:	3.262%, during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 1.875% due February 28, 2022

Fixed Rate Treasury Yield:	2.012%

Fixed Rate Treasury Price:	99-11 1⁄4

Fixed Rate Re-offer Spread:	UST + 125 basis points

Floating Rate Coupon:	Three-month U.S. Dollar LIBOR + 105.50 basis points, during the Floating Rate Period (as defined below)

Floating Rate Pricing Benchmark:	Three-month U.S. Dollar LIBOR

Fixed Rate Re-offer Yield:	3.262%

Issue Price:	100.000%

Gross Fees:	0.325%

Net Price:	99.675%

Net Proceeds to Issuer:	$2,491,875,000

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period; quarterly, during the Floating Rate Period.

Interest Payment Dates:

From (and including) the issue date to (but excluding) March 13, 2022 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on March 13 and September 13 of each year, beginning on September 13, 2017.

From (and including) March 13, 2022 (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on March 13, June 13, September 13 and December 13, beginning on June 13, 2022.

Optional Redemption:

The Notes are not redeemable at the option of the noteholders at any time.

HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion on March 13, 2022. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:	Upon the occurrence of a Loss Absorption Disqualification Event the noteholders will lose the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable in the case of non-payment of principal or interest on the Notes after a 30-day grace period. After such event, payment of the principal amount of the Notes will be accelerated only upon certain events of a winding-up.

Prior to a Loss Absorption Disqualification Event

On the issue date, and for so long as no Loss Absorption Disqualification Event has occurred, an “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency;

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency;

(iii) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(iv) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

After a Loss Absorption Disqualification Event

On and after the date a Loss Absorption Disqualification Event has occurred, an “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

After a Loss Absorption Disqualification Event has occurred, in addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Loss Absorption Disqualification Event:

A “Loss Absorption Disqualification Event” will be deemed to have occurred if clause (iii) or (iv) of the definition of Event of Default (as such term is defined as of the issue date) has caused or is likely to cause the Notes to be fully or partially ineligible to meet HSBC Holdings’ minimum requirements for (x) eligible liabilities and/or (y) loss absorbing capacity instruments, in each case pursuant to the relevant Loss Absorption Regulations, as a result of any:

(i) Loss Absorption Regulation becoming effective on or after the issue date; or

(ii) amendment to, or change in, any Loss Absorption Regulation, or any change in the application or official interpretation of any Loss Absorption Regulation, in any such case becoming effective on or after the issue date.

“Loss Absorption Regulations” means, at any time, the laws, regulations, requirements, guidelines, rules, standards and policies from time to time relating to minimum requirements for own funds and eligible liabilities and/or loss absorbing capacity instruments in effect in the UK, including, without limitation to the generality of the foregoing, any delegated or implementing acts (such as implementing or regulatory technical standards) adopted by the European Commission and applicable to HSBC Holdings from time to time (whether or not such requirements, guidelines or policies are applied generally or specifically to HSBC Holdings or to HSBC Holdings and any of its holding or subsidiary companies or any subsidiary of any such holding company).

Agreement with Respect to the Variation of Events of Default and Defaults:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree to be bound by the variation of the events of default and defaults on the occurrence of a Loss Absorption Disqualification Event (including as may occur without any prior notice from HSBC Holdings), without the need for HSBC Holdings to obtain any further consent from such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of the UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined below), on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of the BRRD or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360 (modified following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Interest Reset Dates:	March 13, June 13, September 13 and December 13, beginning on March 13, 2022.

Interest Determination Date:	The second London banking day preceding the applicable interest reset date. “London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 BJ7

ISIN:	US404280BJ78

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, HSBC Securities (USA) Inc. or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.